EXHIBIT 99.1

Delisting from the London Stock Exchange

The SKF B shares are today traded in Stockholm and London.

SKF has decided to leave the London Stock Exchange. The trading of SKF's shares on the London Stock Exchange is negligible and therefore does not support a listing. The trading is intended to be discontinued on January 20, 2005.

Goteborg, December 16, 2004
Aktiebolaget SKF
(Publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail:
Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994, e-mail:
Marita.Bjork@skf.com